SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RESHAPE LIFESCIENCES INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29365M505

(CUSIP Number)

October 3, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 29365M505	Page 2 of 8

1	NAME OF REPORTING PERSON Endeavour Medtech Growth LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 228,111(1) shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 228,111(1) shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,111(1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(2)
12	TYPE OF REPORTING PERSON PN

(1)

Includes (i) 180,657 shares of common stock, par value $0.01 per share (the “Common Stock”), of ReShape Lifesciences Inc. (the “Issuer”), and (ii) 47,454 shares of Common Stock issuable upon conversion of 711,800 shares of Series C Convertible Preferred Stock (the “Series C Convertible Preferred Stock”), par value $0.01 per share, of the Issuer.

(2)

Percentage calculated based on 83,472,628 shares of common stock, par value $0.01 per share, outstanding as of September 27, 2018, as reported by ReShape Lifesciences Inc. in its Schedule 14A filed on October 5, 2018.

SCHEDULE 13G

CUSIP No. 29365M505	Page 3 of 8

1	NAME OF REPORTING PERSON Endeavour Medtech GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 228,111 (1) shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 228,111 (1) shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,111 (1) shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(2)
12	TYPE OF REPORTING PERSON OO/HC

(1)

Includes (i) 180,657 shares of common stock, par value $0.01 per share (the “Common Stock”), of ReShape Lifesciences Inc. (the “Issuer”), and (ii) 47,454 shares of Common Stock issuable upon conversion of 711,800 shares of Series C Convertible Preferred Stock (the “Series C Convertible Preferred Stock”), par value $0.01 per share, of the Issuer.

(2)

Percentage calculated based on 83,472,628 shares of common stock, par value $0.01 per share, outstanding as of September 27, 2018, as reported by ReShape Lifesciences Inc. in its Schedule 14A filed on October 5, 2018.

SCHEDULE 13G

CUSIP No. 29365M505	Page 4 of 8

Item 1(a).	Name of Issuer

ReShape Lifesciences Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

2800 Patton Road, St. Paul, Minnesota 55113.

Item 2(a).	Name of Person Filing

This Schedule 13G is filed by:

(i)	Endeavour Medtech Growth LP, a Guernsey registered limited partnership (“Medtech Growth LP”); and

(ii)

Endeavour Medtech GP Limited, a Guernsey registered company (“Medtech GP”), which is the general partner of Medtech Growth LP and may be deemed to control Medtech Growth LP and have voting power and dispositive power with respect to equity securities owned by Medtech Growth LP.

Each of Medtech Growth LP and Medtech GP are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business and principal office of each of the Reporting Persons is:

c/o Ipes (Guernsey) Limited

Attn: James Nicolle

1 Royal Plaza, Royal Avenue

St. Peter Port

Guernsey, GY1 2HL

Channel Islands

Item 2(c).	Citizenship

Each of the Reporting Persons is organized under the laws of Guernsey.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number

29365M505

SCHEDULE 13G

CUSIP No. 29365M505	Page 5 of 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G

CUSIP No. 29365M505	Page 6 of 8

Item 10.	Certifications.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 29365M505	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2018

ENDEAVOUR MEDTECH GROWTH LP By: Endeavour Medtech GP Limited Its: General Partner

By:	/s/ James Nicolle
	Name:	James Nicolle
	Title:	Director

ENDEAVOUR MEDTECH GP LIMITED

By:	/s/ James Nicolle
	Name:	James Nicolle
	Title:	Director

SCHEDULE 13G

CUSIP No. 29365M505	Page 8 of 8

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement by and between Endeavour Medtech Growth LP and Endeavour Medtech GP Limited, dated January 12, 2018.*

*	Previously filed.